Filed Pursuant To Rule 433

Registration Nos. 333-163068,

333-164343, 333-175503, 333-174640,

333-177395, 333-173158, 333-159961,

333-176300, 333-159964 and

333-176370

Historically, a well-diversified investment portfolio, with exposure across the traditional asset classes of cash, stocks and bonds, has helped reduce investment risk. However, in today’s volatile markets, an investor’s portfolio may need additional diversification protection. One increasingly popular option is the addition of foreign currency exposure; and currency exchange traded products (ETPs) have offered a convenient way for investors to gain exposure to foreign currency.

But caveat emptor. Not all currency ETPs invest solely in the underlying currency and it’s important to understand what you are buying. There are important differences associated with the structure of the currency ETP. Before making the leap, investors should educate themselves in order to see what type of currency ETP they are investing in.

Legal Structure	’40 Act ETF	Exchange Traded Note (ETN)	Grantor Trust	Limited Partnership
Registered Under	Investment Company Act of 1940	Securities Act of 1933	Securities Act of 1933	Securities Act of 1933

Principal Risks	Market and counterparty	Market and credit-worthiness of note issuer	Market and credit-worthiness of depository	Market and counterparty

Currency-Related Holdings[1]	Forward contracts, swaps, repos, money markets, treasuries, option contracts	Senior, unsubordinated debt linked to an index’s performance	Physical currency deposits	Futures contracts, swaps, forward contracts, option contracts

Holdings Risks[1]	Currency related holdings may not track the currency’s market movement (tracking error)	No direct exposure to the currency and its market movement; may not track the currency’s market movement accurately (tracking error)	Market	Currency related holdings may not track the currency’s market movement accurately (tracking error)

Recourse[2]	Portfolio of securities	Note issuer	Pro-rata interest in the trust’s assets	Pro-rata interest in the partnership’s assets

Tax Implications on Sale of Shares	Long-term gains taxed at maximum 15%; short-term gains taxed as ordinary income	All gains taxed as ordinary income no matter how long the shares are held[3]	All gains taxed as ordinary income no matter how long the shares are held	Long-term gains taxed at maximum 15%; short-term gains taxed as ordinary income

[1]

This table doesn’t represent a list of each eligible holding and risk. [2] In the event of default of the ETF issuer, this would be the resource available to shareholders for recourse. [3] According to IRS Revenue Ruling 2008-1, gains from currency ETNs are generally taxed as ordinary income, regardless of how long the shares are held by the investor. However, according to the prospectuses of some currency ETNs, investors might have an option to classify some gains as long-term capital gains under Section 988. See IndexUniverse, “A Complete Guide to ETF Taxation,” November 2011.

Any overviews herein are intended to be general in nature and do not constitute tax advice or legal advice. Please consult your tax advisor, the IRS and/or state and local tax offices for more complete information.

Legal Structure	’40 Act ETF	Exchange Traded Note (ETN)	Grantor Trust	Limited Partnership
Tax Reporting	Form 1099	Form 1099	Form 1099	Form K-1

Maturity Date	No	Yes	Yes	No

Considerations (in respect to holdings and legal structure)	• Derivatives don’t always follow underlying currency spot exchange rates • Portfolios may be optimized to garner additional alpha but that may also leave them vulnerable to increased tracking error

• Inability to take advantage of preferential tax treatment for long-term gains

• Underlying debt is typically unsecured

• Potential for phantom income if income is generated

• Contango may benefit an ETN via positive tracking error while backwardation may hurt the performance via negative tracking error

• Offers approximately 1-for-1 exposure to underlying currency

• “Purest” way to gain currency exposure

• Inability to take advantage of preferential tax treatment for long-term gains

• May have lower fees due to the structure’s relatively “hands off” management approach

• Relatively low trading volume adds to tax efficiency

• Whether or not distributions are made, shareholders are required to report their share of the LP’s income, gains, losses and deductions on their annual tax returns; this may be magnified by “mark-to-market” rules

• K 1 may mean greater complexity and return preparation cost at tax time

• K 1 is not typically sent to investors until April 15 or later, possibly resulting in investors needing to delay the filing of their taxes

Rydex|SGI CurrencyShares® only invest in the underlying currency to gain pure exposure. By utilizing the grantor trust structure, CurrencyShares® allow investors to gain direct exposure to the currency.

CurrencyShares are subject to risks similar to those of stocks and may not be suitable for all investors. The value of the shares of each CurrencyShares Trust relates directly to the value of the foreign currency held by the particular Trust. This creates a concentration risk associated with fluctuations in the price of the applicable foreign currency. Accordingly, a decline in the price of that currency will have an adverse effect on the value of the shares of the particular CurrencyShares Trust. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign interest rates, investment and trading activities of institutions and global or regional political, economic or financial events and situations. Investors should consider the investment objectives, risks, charges and expenses of these products carefully before investing. The prospectus pertaining to each product contains this and other information about the product. Please read the applicable prospectus, including the Risk Factors section, carefully before you invest. Shares can be bought and sold through a broker and the purchasers or sellers may have to pay brokerage commissions in connection with the transaction. Investment returns and principal value will fluctuate so that shares may be worth more or less than original cost. Shares may only be redeemed directly from the Trust by Authorized Participants via baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The CurrencyShares Trusts are not investment companies registered under the Investment Company Act of 1940.

Each of the CurrencyShares® Australian Dollar (FXA) Trust, CurrencyShares® British Pound Sterling (FXB) Trust, CurrencyShares® Canadian Dollar (FXC) Trust, CurrencyShares® Chinese Renminbi (FXCH) Trust, CurrencyShares® Euro (FXE) Trust, CurrencyShares® Japanese Yen (FXY) Trust, CurrencyShares® Mexican Peso (FXM) Trust, CurrencyShares® Russian Ruble (XRU) Trust, CurrencyShares® Swedish Krona (FXS) Trust and CurrencyShares® Swiss Franc (FXF) Trust (each a “Trust” and collectively, the “Trusts”) has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest in the shares of a Trust, you should read the prospectus in the registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may click the links above or the Trust will arrange to send you its prospectus if you request it by calling toll-free 800.258.4332.

Rydex Specialized Products, LLC (RSP), the sponsor for the Currencyshares Trusts, is a wholly owned subsidiary of Security Investors, LLC (SI). Guggenheim Investments, which includes Security Investors, LLC, represents the investment management businesses of Guggenheim Partners, LLC (GP). Rydex Distributors, LLC, the distributor of each CurrencyShares Trust is affiliated with RSP, SI and GP. The JPMorgan Chase Bank, N.A., London Branch is depositary for the trusts.

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